SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Woolverton

Gottex Multi-Asset Endowment Fund - I
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

June 27, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $320,000.00 (a)   Amount of Filing Fee: $41.22 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $41.22
Form or Registration No.: SC TO-I
Filing Party: Gottex Multi-Asset Endowment Fund - I
Date Filed: June 27, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Gottex Multi-Asset Endowment Fund - I

This Amendment No. 1 (“Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 27, 2014 by Gottex Multi-Asset Endowment Fund - I (the "Fund") in connection with an offer by the Fund to purchase up to $320,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 27, 2014.

This Amendment to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

On July 11, 2014, the Board of Trustees (the “Board”) of the Fund approved the liquidation of the Fund and adopted a Plan of Liquidation and Dissolution, pursuant to which the Fund will be liquidated and dissolved. In connection with the pending liquidation of the Fund, the Board has determined to cancel the Offer, based on a determination that it would not be in the best interest of the Fund to purchase Shares pursuant to the Offer, as more fully explained in the Supplement to Offer to Purchase dated July 16, 2014, attached as Appendix A hereto. The Board also has determined to cease offering and accepting orders for the purchase Shares, and to cease to make any further offers to purchase Shares.

The information contained in the Supplement to Offer to Purchase dated July 16, 2014, attached as Appendix A hereto, will be distributed to shareholders in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT FUND - I

By: /s/ William H. Woolverton

Name: William H. Woolverton

Title: President, Principal Executive Officer and Secretary

July 16, 2014

Gottex Multi-Asset Endowment Fund - I

Appendix A

GOTTEX MULTI-ASSET ENDOWMENT FUND – I

28 STATE STREET, 40TH FLOOR

BOSTON, MA 02109

To the Shareholders of

Gottex Multi-Asset Endowment Fund – I:

We are writing to inform you that the Board of Trustees (the “Board”) of Gottex Multi-Asset Endowment Fund – I (the “Fund”), in consultation with the Fund’s Investment Adviser, Gottex Asset Management, Ltd., has determined to cancel the Offer to Purchase dated June 27, 2014 (the “Offer”) in connection with the pending liquidation and dissolution of the Fund, as described below.

On July 11, 2014, the Board approved the liquidation of the Fund and adopted a Plan of Liquidation and Dissolution, pursuant to which the Fund will be liquidated and dissolved. The Board’s decision was made after careful consideration of the Fund’s asset size and current expenses, among other factors.

In connection with the pending liquidation of the Fund, the Board has determined terminate and withdraw the Offer. In the Offer, the Fund offered to purchase up to $320,000 of shares of beneficial interest in the Fund (the “Shares”) from its Shareholders (the “Shareholders”). As disclosed in Item 7 of the Offer, the Fund reserved the right to cancel the Offer under specified circumstances. The Board determined to cancel the Offer based on a determination that it would not be in the best interests of the Fund to purchase the Shares tendered pursuant to the Offer.

As a result of the cancellation of the Offer, the Fund will not purchase any Shares in the Offer. In connection with the pending liquidation of the Fund, the Board also has determined to cease offering and accepting orders for the purchase of Shares, and to cease to make any further offers to purchase Shares.

GOTTEX MULTI-ASSET ENDOWMENT FUND - I

By: /s/ William H. Woolverton

Name: William H. Woolverton

Title: President, Principal Executive Officer and Secretary

July 16, 2014